UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

NÖK Therapeutics, Inc.

(Exact name of issuer as specified in its charter)

Florida	99-3344253
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2009 Mackenzie Way, Suite 100, Cranberry Twp., PA 16066

(Address, including zip code of principal executive offices)

888-691-5839

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2025 to June 30, 2025. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Results of Operations for the six months ended June 30, 2025 (unaudited)

Revenue: Management does not expect the Company to generate any significant revenue, including product sales, for at least the next two years, if ever. The Company’s oncology product candidates remain in clinical development, and any revenues in upcoming periods are expected to be derived primarily from potential collaborations, licensing arrangements, or other strategic transactions rather than from commercial sales.

Research and development expenses: The Company incurred $94,274 in research and development expenses during the six months ended June 30, 2025. These expenses were primarily associated with the purchase of key patent families and related intellectual property related to the proprietary technology platform and autologous NK cell therapy drug product, patent expenses, and other preparatory activities necessary to support the next phase of our trial.

Other operating expenses: The Company incurred $617,716 in other operating expenses, including salaries and wages, professional services, and general and administrative expenses to during the six months ended June 30, 2025.

Net loss: Net loss from continuing operations during the six months ended June 30, 2025, was $904,014.

The table below sets forth line items from the Company’s unaudited Statement of Operations for the period ending June 30, 2025.

Revenue:
Sales	$-

Total revenue	-

Expenses:
Research and development expense	94,274
Interest expense	194,155
Salaries and wages expense	253,933
Professional services expense	353,055
General and administrative expenses	10,728
Other expense (income), net	(2,132)

Net loss before income taxes	(904,014)

Provision for income taxes	-
Net loss	$(904,014)

Earnings per share - basic	$(0.02)
Earnings per share - diluted	$(0.02)
Weighted average shares outstanding - basic and diluted	40,177,418

Liquidity and Capital Resources

As of June 30, 2025, we had cash of $127,819. During the six months ended June 30, 2025, we used approximately $543,219 in cash for operating activities and were provided $250,600 through financing activities.

In fiscal year 2024, the Company entered into unsecured note agreements with certain shareholders in the aggregate principal amount of $172,500. These notes bear interest at 6% per annum and with a maturity date of May 28, May 31, and June 28, 2026. Upon the occurrence and during the continuance of any default by the Company under these notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable.

In fiscal year 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $100,000. The note bears interest of at 6% per annum and a maturity date on April 8, 2025. Upon the occurrence and during the continuance of any default by the Company under the note, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the note, the Company agreed to issue 100,000 shares of our common stock to the note holder.

In fiscal year 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $250,000. The note bears interest of at 6% per annum and a maturity date on May 11, 2025. Upon the occurrence and during the continuance of any default by the Company under the note, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the note, the Company agreed to issue 250,000 shares of our common stock to the note holder. On May 29, 2025, parties agreed to convert the principal of the note into 1,000,000 shares of common stock, accompanied with a put option that entitles the holder to require the company to re-purchase 250,000 shares at a price of $300,000 on the 6-month anniversary of execution of the agreement. The re-purchase option requires a thirty-day prior written notice of intent to exercise.

In fiscal year 2024, the Company entered into an unsecured note agreement with an unrelated party in the principal amount of $250,000. These note bears interest of 50,000 and matures on March 16, 2026. Interest and principal on the note is paid in an amount equal to fifty (50) percent of net proceeds, less expenses, from the sale of the Company’s Regulation A filing. All unpaid principal and interest is paid at maturity. Upon the occurrence and during the continuance of any default by the Company under the note, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the note, the Company agreed to issue 250,000 shares of our common stock to the note holder.

During the six months ended June 30, 2025, the Company entered into subscription agreements with a third-party entity to issue shares of its common stock. One of the Company’s non-officer directors is a member of the third-party entity. Pursuant to these agreements, the Company issued 250,000 shares of common stock for total cash proceeds of $250,000, all of which was received during the six-month period ended June 30, 2025.

We believe the capital raised to date and through our existing offerings, combined with our cash on hand, will be sufficient to meet all financial needs and obligations for the next twelve months. However, our liquidity needs are affected by changes in business operations, including investments in product development.

The accompanying financial statements have been prepared in conformity with GAAP, which contemplate the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. As of June 30, 2025, the Company had an accumulated deficit $1,278,379 and net loss of $904,014. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date the financial statements are issued.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing, generate revenues, and ultimately achieve profitable operations. We may seek additional capital resources through public or private debt or equity offerings to support future growth opportunities or other corporate purposes. However, there can be no assurance that additional financing will be available on favorable terms, or at all.

Our liquidity may be impacted by a number of risks and uncertainties, including:

●	Economic Conditions: A downturn in the economy could negatively affect our ability to raise capital.

●	Credit Market Volatility: If the credit markets remain restrictive, our ability to obtain financing on favorable terms may be limited.

●	Operational Risks: Any disruptions in our operations, including supply chain issues or regulatory changes, could impact our ability to raise capital.

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Offering Document, we believe that the accounting policies discussed above are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Cash Flows

Cash Flow used in Operating Activities

For the six months June 30, 2025, the Company used $543,219 in operating activities. The cash used in operations was primarily attributable to research and development expenses, general and administrative costs, and personnel-related expenses. As a pre-revenue development-stage company, we expect to continue incurring negative cash flows from operations in the near term as we advance our clinical and regulatory program.

Cash Flows from Financing Activities

The Company generated $250,600 in net cash from financing activities during the six months ended June 30, 2025. This amount primarily reflects proceeds from the issuance of common stock and promissory notes, which were used to fund operating and development activities. The Company made debt repayments of $150,000 during the period.

Material Cash Commitments. The Company’s material future cash commitments, to be paid from cash flows from operations, are to repay its current debt obligations. The Company does not have any material commitments for capital expenditures. The following table shows the material future commitments for the years ending:

2025	$360,430
2026	358,244
Total	$718,674

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Item 2. Other Information

None.

Item 3. Financial Statements

NÖK THERAPEUTICS, INC.

BALANCE SHEET

	As of
	June 30, 2025	December 31,
	(unaudited)	2024
ASSETS
CURRENT ASSETS
Cash	$127,819	$420,438
Prepaid assets	126,367	1,077
Deferred offering costs	66,812	66,812
TOTAL CURRENT ASSETS	320,998	488,327
TOTAL ASSETS	$320,998	$488,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, current, net of debt discount of $71,267 and $117,368	$178,733	$232,632
Accrued interest payable, current	21,538	3,436
Accounts payable	52,152	12,573
Accrued expenses	27,293	10,384
TOTAL CURRENT LIABILITIES	279,716	259,025

LONG TERM LIABILITIES
Note payable, long term, net of debt discount of $0 and $121,071	-	178,929
Accrued interest payable, long term	-	5,677
TOTAL LONG TERM LIABILITIES	-	184,606
TOTAL LIABILITIES	279,716	443,631

STOCKHOLDERS’ EQUITY
Preferred stock, $0.00 par value, 10,000,000 shares authorized, 0 issued and outstanding at June 30, 2025 and December 31, 2024	-	-
Common stock, $0.00 par value, 100,000,000 shares authorized, 43,951,150 and 35,375,500 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	1,319,861	569,061
Subscription receivable	(200)	(150,000)
Accumulated deficit	(1,278,379)	(374,365)
TOTAL STOCKHOLDERS’ EQUITY	41,282	44,696
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$320,998	$488,327

The accompanying notes are an integral part of the financial statements.

NÖK THERAPEUTICS, INC.

STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2025 (unaudited)	For the Period From Inception (May 22, 2024) to June 30, 2024
REVENUE
Sales	$-	$-
Cost of goods sold	-	-
Gross profit	-	-

OPERATING EXPENSES
Research and development expense	94,274	150,000
Salaries and wages expense	253,933	-
Professional services expense	353,055	12,500
General and administrative expenses	10,728	-
Total operating expenses	711,990	162,500

LOSS FROM OPERATIONS	(711,990)	(162,500)

OTHER INCOME (EXPENSE)

Interest expense	(194,155)	(863)
Other (expense) income, net	2,132	-
TOTAL OTHER INCOME (EXPENSE), net	(192,023)	(863)
LOSS BEFORE INCOME TAXES	(904,014)	(163,363)

PROVISION FOR INCOME TAXES
NET LOSS	$(904,014)	$(163,363)

LOSS PER SHARE

Loss per share, basic and fully diluted	$(0.02)	$(0.01)

Weighted average number of common shares outstanding	40,177,418	14,444,275

The accompanying notes are an integral part of the financial statements.

NÖK THERAPEUTICS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

(unaudited)

	COMMON STOCK		SUBSCRIPTION	ACCUMULATED	TOTAL
	SHARES	AMOUNT	RECEIVABLE	DEFICIT	EQUITY

BALANCE AT MAY 22, 2024	-	$-	$-	$-	$-

Shares issued for cash	28,959,000	2,000	-	-	2,000

Shares subscribed	1,450,000	400	(400)	-	-

Net loss	-	-	-	(163,363)	(163,363)

BALANCE AT JUNE 30, 2024	30,409,000	$2,400	$(400)	$(163,363)	$(161,363)

BALANCE AT DECEMBER 31, 2024	35,375,500	$569,061	$(150,000)	$(374,365)	$44,696

Shares issued for cash	6,380,000	250,600	150,000	-	400,600

Shares subscribed	945,650	200	(200)	-	-

Shares issued for services	250,000	250,000	-	-	250,000

Shares issued for conversion of debt	1,000,000	250,000	-	-	250,000

Net loss	-	-	-	(904,014)	(904,014)

BALANCE AT JUNE 30, 2025	43,951,150	$1,319,861	$(200)	$(1,278,379)	$41,282

The accompanying notes are an integral part of the financial statements.

NÖK THERAPEUTICS, INC.

STATEMENT OF CASH FLOWS

	Six Months Ended June 30, 2025 (unaudited)	For the Period from Inception (May 22, 2024) to June 30, 2024
OPERATING ACTIVITIES

Net loss	$(904,014)	$(163,363)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of shares issued for prepaid assets	123,974	-
Accrued interest payable	12,425	863
Amortization of debt discount	167,172	-
(Increase) decrease in:
Prepaid assets	735	-
Increase (decrease) in:
Accounts payable	39,579	-
Accrued expenses	16,909	-
NET CASH USED IN OPERATING ACTIVITIES	(543,219)	(162,500)

INVESTING ACTIVITIES

NET CASH USED IN INVESTING ACTIVITIES	-	-

FINANCING ACTIVITIES

Proceeds from notes payable	-	172,500
Repayment of notes payable	(150,000)	-
Shares issued for cash	400,600	2,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	250,600	174,500
NET INCREASE (DECREASE) IN CASH	(292,619)	12,000
CASH AT BEGINNING OF PERIOD	420,438	-
CASH AT END OF PERIOD	$127,819	$12,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$14,556	$-
Taxes paid	$-	$-

NON-CASH INVESTING AND FINANCING INFORMATION

Shares issued in exchange for subscriptions receivable	$200	$400
Shares issued in exchange for conversion of debt	$250,000	$-
Shares issued in exchange for prepaid assets	$250,000	$-

The accompanying notes are an integral part of the financial statements.

NÖK THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2025

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

NÖK Therapeutics, Inc. (“NÖK”, the “Company”) was incorporated in the state of Florida on May 22, 2024. The Company is a biotechnology company developing natural killer (“NK”) cell-based therapies. The current business model is designed around furthering the development of its current product portfolio in new and exciting therapeutic areas such as oncology.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the accompanying financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly the Company’s financial position, results of operations, and cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. At times, balances of cash and cash equivalents at financial banking institutions exceeded the federally insured limit of $250,000. The Company regularly monitors the financial condition of the institution in which it has depository accounts and believes the risk of loss is minimal.

Deferred Offering Costs – The Company is in the process of conducting a securities offering pursuant to Regulation A under the Securities Act of 1933. In connection with this offering, the Company has capitalized all direct costs incurred, including legal counsel, audit fees, and filing fees, as deferred offering costs. These costs will be offset against the proceeds from the offering upon its completion.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between reporting of income and expenses for financial reporting purposes and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

ASC 740 clarifies the accounting and reporting for uncertainties in income tax law within subtopic ASC 740-10-25-5. The guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management believes that there is no liability related to uncertain tax positions as of June 30, 2025.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – During the six months ended June 30, 2025, there were new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Going Concern Risk – The accompanying financial statements have been prepared in conformity with GAAP, which contemplate the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. As of June 30, 2025, the Company had an accumulated deficit of $1,278,378, and for the six months ended June 30, 2025, the Company had a net loss of $904,014. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date the financial statements are issued.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing, generate revenues, and ultimately achieve profitable operations. Management is actively pursuing funding opportunities and has demonstrated the ability to raise capital, as discussed in Note 10, Subsequent Events. However, there can be no assurance that management will be successful in obtaining additional funding or in attaining profitable operations.

Fair Value of Financial Instruments – The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Company are disclosed in the respective accounting policies. The estimated fair value of cash and subscriptions receivable approximate their carrying amounts due to the short-term nature of these instruments. For debt instruments issued at a discount, the carrying amount is initially recorded net of the unamortized discount, which is amortized to interest expense over the term of the debt using the effective interest method. When measuring fair value, the Company considers the impact of the discount, along with other relevant inputs such as market interest rates, credit spreads, and the terms of the instrument.

Earnings Per Share – Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period. Diluted earnings per share reflects potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period. Therefore, because including shares issuable upon conversion of convertible securities and/or exercise of outstanding options and warrants would have an anti-dilutive effect on the loss per share, only the basic earnings (loss) per share is reported in the accompanying financial statements. The Company does not have other potentially issuable shares of stock.

Research and Development – Research and development costs are expensed when incurred. During the six months ended June 30, 2025, research and development expenses totalled $94,274.

Segment Reporting – Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management, namely the Chief Operating Decision Maker (“CODM”) of an organization, in order to determine operating and resource allocation decisions. By this definition, the Company has identified its Chief Executive Officer as the CODM. The Company is operating in one segment, Biotechnology. This segment is non-revenue generating and incurs expenses by developing its biotechnology product pipeline.

NOTE 3 – DEBT

In May 2024, the Company entered into an unsecured note agreement with a related party in the principal amount of $150,000 together with interest of 6%, with a maturity date of May 28, 2026. On October 11, 2024, the Company made a $100,000 payment toward the principal, leaving a remaining balance of $50,000. The note was paid in full in January 2025, including accrued interest of $4,126. Additional information on this related party note is discussed in Note 8, Related Party Transactions.

In October 2024, the Company entered into a financing agreement with a third party under which it issued a promissory note with a principal amount of $100,000 together with interest of 6%, payable at maturity on April 8, 2025. As part of the financing agreement, the Company also issued 100,000 shares of its common stock to the lender. The relative fair value of the common stock was determined to be $49,989, which was recorded as a debt discount and amortized over the term of the note using the effective interest rate method.

As of June 30, 2025, the debt discount had been fully amortized. Amortization expense related to the debt discount for the six months ended June 30, 2025 was $26,917 and is included in interest expense in the accompanying statement of operations. The note was paid in full in April 2025, including accrued interest of $2,992.

In November 2024, the Company entered into a financing agreement with a third party under which it issued a promissory note with a principal amount of $250,000 together with interest of 6%, payable at maturity on May 11, 2025. As part of the financing agreement, the Company also issued 250,000 shares of its common stock to the lender. The relative fair value of the common stock was determined to be $124,973, which was recorded as a debt discount and amortized over the term of the note using the effective interest rate method.

On May 29, 2025, the principal of the note was converted into 1,000,000 shares of common stock, accompanied with a put option that entitles the holder to require the Company to re-purchase 250,000 shares at a price of $300,000 on the 6-month anniversary of execution of the agreement. The re-purchase option requires a thirty-day prior written notice of intent to exercise. The accrued interest, in the amount of $7,438, was paid in full on May 30, 2025. As of June 30, 2025, the debt discount had been fully amortized. Amortization expense related to the debt discount for the six months ended June 30, 2025 was $90,450 and is included in interest expense in the accompanying statement of operations.

In December 2024, the Company entered into a financing agreement with a third party under which it issued a promissory note with a principal amount of $250,000 together with interest of 16%, payable at maturity on March 16, 2026. As part of the financing agreement, the Company also issued 250,000 shares of its common stock to the lender. The relative fair value of the common stock was determined to be $125,198, which was recorded as a debt discount and will be amortized over the term of the note using the effective interest rate method.

As of June 30, 2025, the unamortized debt discount was $71,267, and the net carrying amount of the debt was $178,733. Amortization expense related to the debt discount for the six months ended June 30, 2025 was $49,804 and is included in interest expense in the accompanying statement of operations. The note had an outstanding principal balance of $250,000 as of June 30, 2025 and accrued interest of $21,538.

As of June 30, 2025, the total principal amount of notes payable outstanding was $250,000, all of which is due in the year ended December 31, 2026.

NOTE 4 – CAPITAL STRUCTURE

The total number of shares of stock which the corporation shall have authority to issue is 110,000,000 shares, of which 100,000,000 shares with zero par value shall be designated as Common Stock and 10,000,000 shares with zero par value shall be designated as Preferred Stock. As of June 30, 2025, the Company had 43,951,150 shares of its common stock issued and outstanding, and on December 31, 2024, the Company had 35,375,500 shares of its common stock issued and outstanding.

The Preferred Stock authorized by the Company’s Articles of Incorporation may be issued in one or more series. There have been no preferred shares designated as of June 30, 2025. The Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges, and restrictions granted or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the numbers of shares of any series.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters – The Company is currently not a defendant in any litigation or threatened litigation that could have a material effect on the Company’s financial statements.

Master Service Agreement – On December 31, 2024, the Company entered into a one-year agreement that provides access to an AI-powered marketing software and robotic automation capabilities. Consideration for the contract consists of 250,000 shares of the Company’s common stock, issued on January 1, 2025, and a monthly fee of $7,500 beginning in April 2025.

Put Option Agreement – On May 29, 2025, in connection with the conversion of the Company’s $250,000 promissory note into 1,000,000 shares of common stock, the Company granted the holder a put option to require the Company to repurchase 250,000 shares at a price of $300,000 on the 6-month anniversary of execution of the agreement. The re-purchase option requires a thirty-day prior written notice of intent to exercise. As of June 30, 2025, no liability has been recorded related to the put option as the repurchase is contingent upon the holder’s election to exercise the option, and the Company will continue to evaluate the likelihood of exercise in future periods.

NOTE 6 – INCOME TAXES

For the six months ended June 30, 2025 and 2024, respectively, no income tax expense or benefit was recognized. The Company’s deferred tax assets are comprised primarily of net operating loss carryforwards. The Company maintains a full valuation allowance on its deferred tax assets since it has not yet achieved sustained profitable operations. As a result, the Company has not recorded any income tax benefit since its inception.

NOTE 7 – RESEARCH AND DEVELOPMENT

In May 2024, the Company entered into a patent transfer and assignment agreement with the bankruptcy estate of XNK Therapeutics AB (“XNK”), to purchase key patent families and related intellectual property related to a proprietary technology platform and autologous Natural Killer cell therapy drug product. Through a note agreement with a related party discussed in Note 3, Debt, the total consideration paid to XNK was $150,000, which was fully expensed in accordance with ASC 730, Research and Development, and was reflected in research and development expense in the accompanying statement of operations for the period from inception (May 22, 2024) to June 30, 2024.

NOTE 8 – RELATED PARTY TRANSACTIONS

In May 2024, the Company entered into an unsecured note agreement with a member of its Board of Directors in the principal amount of $150,000. The note is classified as a related party transaction and bears interest at a rate of 6%, with a maturity date of May 28, 2026. A partial principal payment of $100,000 was paid in October 2024. The note was paid in full in January 2025, including accrued interest of $4,126.

In September 2024, the Company entered into a subscription agreement with a related-party entity affiliated with a member of the Company’s Board of Directors for an aggregate investment of $250,000. The subscription receivable at December 31, 2024 was $150,000. The subscription was fully completed in January 2025.

During the six months ended June 30, 2025, the Company entered into subscription agreements with a third party to issue shares of its common stock. Oneof the Company’s non-officer directors is a member of the third party. Pursuant to these agreements, the Company issued 250,000 shares of common stock for total cash proceeds of $250,000, all of which was received during the six-month period ended June 30, 2025.

In March 2025, the Company entered into a subscription agreement with a member of the Company’s Board of Directors, where the director purchased 5,700,000 shares of common stock for cash consideration of $500. The subscription agreement was paid in full in April 2025, at which time the corresponding shares were issued.

NOTE 9 – SEGMENT REPORTING

Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management, namely the Chief Operating Decision Maker (“CODM”) of an organization, in order to determine operating and resource allocation decisions. By this definition, the Company has identified its Chief Executive Officer as the CODM. The Company is operating in one segment, Biotechnology.

Biotechnology Segment: This segment is non-revenue generating and incurs expenses by developing its biotechnology product pipeline. The Biotechnology Segment had total assets of $320,999 as of June 30, 2025.

The Company believes that this structure reflects its current operational and financial management, and that it provides the best structure for the Company to focus on growth opportunities while maintaining financial discipline. The factors used to identify the Biotechnology operating segment were the difference in future potential revenue streams and customer base, the reporting structure for operational and performance information within the Company, and management’s decision to organize the Company around the future potential revenue generating activities of the segment.

Segment information relating the Company’s operating segment for the six months ended June 30, 2025 is as follows:

	Biotechnology Segment	Total
Sales	$–	$–
Total operating expenses	711,990	711,990
Loss from operations	(711,990)	(711,990)
Interest expense	194,155	194,155
Other (expense) income, net	2,132	2,132
Net loss	$(904,014)	$(904,014)

NOTE 10 – SUBSEQUENT EVENTS

Management has performed a review of all events and transactions occurring after June 30, 2025 through the date the financial statements were available to be issued for items that would require adjustment to or disclosure in the accompanying financial statements, noting no such items or transactions other than the following:

Since June 30, 2025 and through the completion of these financial statements, the Company entered into stock purchase agreements for the issuance and sale of shares of common stock. The stock issuances were conducted in sales exempt from registration under Rule 701, Regulation D Rule 506(b) and Regulation A. A total of 1,300,000 shares of common stock were issued under Regulation D Rule 506(b), resulting in gross proceeds of $300,500. In the company’s Regulation A offering, a total of 4,900 shares of common stock were issued, resulting in gross proceeds of $9,800. In addition, under Rule 701, the company issued 600,000 shares of common stock for services rendered.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No. 024-12511) filed on September 26, 2024)
2.3	Bylaws (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A (File No. 024-12511) filed on September 26, 2024)
3.1	Unsecured Promissory Note in the principal sum of $12,500 of NOK Therapeutics, Inc. as Maker, Dated May 31,2024 (Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 1-K (File No. 24R-00991) filed on May 6, 2025
3.2	Unsecured Promissory Note in the principal sum of $10,000 of NOK Therapeutics, Inc. as Maker, Dated June 28,2024 (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 1-K (File No. 24R-00991) filed on May 6, 2025
3.3	Unsecured Promissory Note in the principal sum of $250,000 of NOK Therapeutics, Inc. as Maker, Dated December 16, 2024 (Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 1-K (File No. 24R-00991) filed on May 6, 2025
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12511) filed on December 09, 2024)
6.1	Patent Transfer and Assignment Agreement, dated May 23, 2024 (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12511) filed on September 26, 2024)
6.2	Patent Confirmation Assignment (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12511) filed on September 26, 2024)
6.3	Unsecured Note dated May 28, 2024 between the Company and GoLabs Research and Development, LLC (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A/A (File No. 024-12511) filed on November 26, 2024)
6.4	Unsecured Promissory Note in the principal sum of $100,000 of NOK Therapeutics, Inc. as Maker, Dated October 8, 2024 (Incorporated by reference to Exhibit 6.4 to the Company’s Annual Report on Form 1-K (File No. 24R-00991) filed on May 6, 2025
6.5	Unsecured Promissory Note in the principal sum of $250,000 of NOK Therapeutics, Inc. as Maker, Dated November 11, 2024 (Incorporated by reference to Exhibit 6.5 to the Company’s Annual Report on Form 1-K (File No. 24R-00991) filed on May 6, 2025
6.6*	Loan Conversion and Put Option Agreement of NOK Therapeutics, Inc., Dated May 29, 2025
6.7*	Subscription Agreement in the amount of $50,000, NOK Therapeutics, Inc. as Issuer, Dated April 28, 2025
6.8*	Subscription Agreement in the amount of $100,000, NOK Therapeutics, Inc. as Issuer, Dated May 28, 2025
6.9*	Subscription Agreement in the amount of $100,000, NOK Therapeutics, Inc. as Issuer, Dated June 27, 2025
6.10*	Subscription Agreement in the amount of $100,000, NOK Therapeutics, Inc. as Issuer, Dated July 28, 2025
6.11*	Subscription Agreement in the amount of $100,000, NOK Therapeutics, Inc. as Issuer, Dated August 29, 2025
6.12*	Subscription Agreement in the amount of $100,000, NOK Therapeutics, Inc. as Issuer, Dated September 26, 2025

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Madison, MS on September 30, 2025.

NÖK THERAPEUTICS, INC.

	By:	/s/ Robert Lewis
Date: September 30, 2025		Robert Lewis
President and Director (Principal Executive Officer)